[ELECTROLUX LOGO]

PRESS RELEASE

HALF-YEARLY REPORT 2002

Stockholm,
July 18, 2002

Amounts in SEKm, unless otherwise stated	First half 2002	First half 2001	Change	Second quarter 2002	Second quarter 2001	Change
Net sales	70,804	71,129	-0.5%	37,224	37,459	-0.6%
Operating income1)	6,513	3,888	68%	2,722	2,036	34%
Operating income excl. items affecting comparability1) 2)	4,628	3,888	19%	2,722	2,036	34%
Margin, %	6.5	5.5		7.3	5.4	
Income after financial items1)	6,376	3,251	96%	2,694	1,752	54%
Income after financial items excl. items affecting comparability1) 2)	4,491	3,251	38%	2,694	1,752	54%
Margin, %	6.3	4.6		7.2	4.7	
Net income per share, SEK3)	14.60	6.55	123%	5.60	3.45	62%
Net income per share, excl. items affecting comparability2) 3)	9.35	6.55	43%	5.60	3.45	62%
Value creation	2,084	682	1,402	1,475	392	1,083
Return on equity, %	32.0	16.0				
Return on equity, excl. items affecting comparability, % 2)	20.5	16.0				

1) New accounting principle for R&D had positive impact of SEK 102m on income for first half 2002 (see page 2).

2) In first half of 2002, income includes items affecting comparability in the amount of SEK 1,885m (see page 2).

3) Based on an average of 329.6 (341.1) million shares after buy- backs.

- Higher demand in the US, somewhat weaker market conditions in Europe
- Marked upturn in income for North American operation, production of refrigerators normalized
- Substantially higher income and improved margin for appliances in Europe, despite difficult market environment
- Ongoing restructuring measures proceeding according to plan

Net sales and income
Net sales for Electrolux in the first half of 2002 amounted to SEK 70,804m, compared with SEK 71,129m for the same period in the preceding year. This corresponds to a decrease of 0.5%, of which +0.4% is attributable to exchange rate fluctuations, -4.6% to changes in Group structure, and +3.7% to volume/price/mix. See page 6 for changes in Group structure.

Operating income increased to SEK 6,513m (3,888), corresponding to 9.2% (5.5) of sales, and income after financial items increased to SEK 6,376m (3,251), corresponding to 9.0% (4.6) of sales. Net income rose to SEK 4,812m (2,228), which corresponds to SEK 14.60 (6.55) per share.

Items affecting comparability
The above income figures for the first half of 2002 include items affecting comparability amounting to SEK 1,885m (0). These items refer to the first quarter and comprise a capital gain of SEK 1,800m on the divestment of the remaining part of the leisure-appliances operation, and a capital gain of SEK 85m on the divestment of the European home- comfort operation.

New accounting principle for R&D
A new Swedish accounting standard, RR 15 Intangible assets, came into effect as of January 1, 2002. According to this standard, costs for development of products and software should be capitalized.

Development costs of SEK 102m referring to projects started during the first half of the year have been capitalized. Income for the previous year has not been adjusted in this respect.

The five other Swedish accounting standards issued by The Swedish Financial Standards Council effective as of January 1, 2002 have not had any material effect on the Group's accounts.

Income excluding items affecting comparability
Excluding items affecting comparability, operating income increased by 19% to SEK 4,628m (3,888), representing 6.5% (5.5) of net sales. Income after financial items increased by 38% to SEK 4,491m (3,251), corresponding to 6.3% (4.6) of net sales. Net income increased by 38% to SEK 3,078m (2,228), which corresponds to SEK 9.35 (6.55) per share.

Effects of changes in exchange rates
In terms of both transaction and translation effects, changes in exchange rates during the period had a net positive impact on income after financial items of approximately SEK 80m. The impact in the second quarter is estimated to be approximately SEK -95m, mainly as a result of the general appreciation of the Swedish krona against most currencies, and in particular the US dollar.

Financial net
Net financial items amounted to SEK -137m (-637). The improvement is mainly due to lower interest rates and reduced net borrowings. Second quarter Net sales in the second quarter of 2002 amounted to SEK 37,224m (37,459). Of the total decrease of -0.6%, -3.0% is attributable to changes in exchange rates, -5.6% to changes in Group structure, and +8.0% to volume/price/mix.

Operating income rose by 34% to SEK 2,722m (2,036), corresponding to 7.3% (5.4) of sales. Income after financial items increased by 54% to SEK 2,694m (1,752), which corresponds to 7.2% (4.7) of sales. Net income was SEK 1,850m (1,162), corresponding to SEK 5.60 (3.45) per share.

Cash flow
Cash flow from operations amounted to SEK 2,181m (4,934). The decline is traceable mainly to a higher increase in accounts receivable and inventories in the first half of 2002 compared to the same period last year, and the final payment of USD 94 million (approximately SEK 990m) related to the PBGC pension litigation.

Cash flow inclusive of investments improved as a result of proceeds from divestments.

Financial position

Equity
Equity as of June 30, 2002 amounted to SEK 30,437m (28,861), which corresponded to SEK 92.40 (84.60) per share. Return on equity was 32.0% (16.0). Excluding items affecting comparability, the return on equity was 20.5% (16.0).

Net assets
Average net assets for the period were SEK 39,146m (45,800), excluding items affecting comparability and SEK 37,985m (44,024), including items affecting comparability. The decrease is primarily due to divestments and restructuring as well as exchange rate effects. Return on net assets was 34.3% (17.7). Return on net assets excluding items affecting comparability was 23.6% (17.0)

Net assets as of June 30, 2002 in relation to sales improved to 24.5% (28.7).

Net debt/equity and liquid funds
Net borrowings decreased to SEK 6,896m (17,631). The net debt/equity ratio decreased to 0.22 (0.59).

Liquid funds at the end of the period were SEK 14,336m (11,577).

Value creation
Total value created by the Group during the first half of 2002 amounted to SEK 2,084m compared with SEK 682m in the first half of 2001.

The improvement is mainly generated by an increase in operating margin to 6.5% (5.5), primarily due to significantly higher operating income for Consumer Durables in the US and Europe. The capital turnover rate improved to 3.6, compared with 3.1 in the previous year.

The table below shows value creation for the period by business area.

Value creation by business area, SEKm	First half 2002	First half 2001	Change	Second quarter 2002	Second quarter 2001	Change	Full year 2001
Consumer Durables							
Europe	896	378	518	522	245	277	1,172
North America	1,060	405	655	753	139	614	-297
Rest of the world	-538	-515	-23	-192	-259	67	-1,023
Total Consumer Durables	1,418	268	1,150	1,083	125	958	-148
Professional Products							
Indoor	115	346	-231	84	238	-154	250
Outdoor	628	491	137	340	261	79	914
Total Professional Products	743	837	-94	424	499	-75	1,164
Common Group costs, etc.	-77	-423	346	-32	-232	200	-754
Total	2,084	682	1,402	1,475	392	1,083	262

Value created is defined as operating income excluding items affecting comparability, less a weighted average cost of capital (WACC) on average net assets. As of 2002, the Group's WACC has been changed from 14% to 13% before tax.

Operations by business area

Consumer Durables
Total industry shipments of core appliances in Europe increased in volume during the first half of 2002 by approximately 1% compared with the same period in the previous year. Western Europe showed a decline by almost 2%, while the market in Eastern Europe increased by approximately 11%. Shipments in the second quarter increased by almost 2%, reflecting flat shipments in Western Europe and an increase in Eastern Europe of approximately 13%. Group sales of appliances in Europe increased, particularly in Eastern Europe and with respect to key accounts. Operating income showed a substantial improvement with a higher margin, both in the first half and the second quarter. The improvement is mainly a result of higher volumes, lower costs for materials and improved internal efficiency.

In the US, industry shipments for core appliances increased in volume by about 10% in the first half and approximately 9% in the second quarter. Including air conditioners and microwave ovens, shipments increased by about 7% for the entire period, and by about 9% in the second quarter. Group sales of appliances in North America were higher than last year. Operating income and margin showed a marked upturn, particularly in the second quarter. Income in the previous year was negatively impacted by non-recurring costs of approximately SEK 600m related to problems in connection with the start-up of a new generation of refrigerators. Sales of air conditioners were considerably lower than last year and operating income in this product area showed a marked downturn.

Demand for core appliances in Brazil declined, but showed signs of improvement in the second quarter. Group sales were lower than last year. Operating income showed a substantial downturn and was negative, mainly due to higher costs for materials and a less favorable product mix. Lower exports to Argentina also had a negative impact. Group sales of appliances in China showed good growth. Operating income for the Chinese operation was positive for the period as a whole. The operation in India reported lower sales. Operating income for the Indian operation improved somewhat as a result of implemented structural changes, but was still negative. The market for appliances in Australia showed a slight upturn, and the Group had a positive trend in both sales and income. Overall, operating income for the appliance operation outside Europe and North America declined compared with the previous year.

Demand for vacuum cleaners showed some growth in the US, particularly in the lower price segment, while demand in the European market declined somewhat. Sales for the floor-care product line were slightly higher than last year, as a result of a strong sales trend in the US. Operating income was largely unchanged compared to the previous year.

Demand for consumer outdoor products in Europe weakened in the second quarter, and was largely unchanged for the period as a whole. Sales for the Group's European operation showed good growth, however, particularly in the UK. Operating income showed a marked improvement as a result of higher volumes and implemented restructuring. Demand for consumer outdoor products in the US increased somewhat over the previous year. The Group achieved higher sales volume, and operating income and margin improved.

Overall, sales for the Consumer Durables business area were higher than in the previous year. Operating income and margin improved.

Professional Indoor Products
Demand for food-service equipment in Western Europe declined somewhat, and Group sales were lower in most markets. Operating income improved, however, as a result of the divestment of a loss-making operation in the second half of 2001.

Demand for laundry equipment declined in Europe and was largely unchanged in the US. Sales for this product line showed strong growth in the American market as a result of the introduction of new products, but decreased somewhat overall. Operating income and margin improved.

Demand for compressors in Europe increased somewhat over the previous year. Sales for the Components product line declined as a result of divestments, but increased for comparable units. Operating income showed a considerable improvement as a result of implemented restructuring and the launch of a new compressor.

Total sales for Professional Indoor Products were lower than in the first half of 2002, mainly as a result of divestments and implemented restructuring. Operating income and margin increased for comparable units.

Professional Outdoor Products
Demand for professional chainsaws was largely unchanged in Europe and the US. Group sales of chainsaws increased over last year, however, but with a lower proportion of higher specified products.

Sales of lawn and garden equipment were also higher than in 2001. Sales of power cutters were largely unchanged, while sales of diamond tools declined particularly in the US.

Overall, sales for Professional Outdoor Products showed good growth over the previous year. The change in accounting principle for R&D had a significant positive impact on operating income for this business area. Both income and margin improved on a comparable basis, however.

Major changes in the Group

Divestments

As of January 1, the Group divested the remaining parts of the leisure- appliance product line within the Professional Indoor Products business area. These operations had sales in 2001 of approximately SEK 1,300m and about 1,400 employees. The divestment generated a capital gain of approximately SEK 1,800m.

As of January 1, the Group also divested its European home comfort operation, which was part of the Consumer Durables business area. This operation had sales in 2001 of approximately SEK 850m, and about 280 employees. The divestment generated a capital gain of approximately SEK 85m.

As of April 1, the Group's Mexican compressor plant was divested, which was part of the Components product line within the Professional Indoor Product business area. In 2001, this operation had sales of approximately SEK 180m and about 240 employees. The divestment was made at approximately book value.

As of April 30, the Group also divested its European motor operation, which was part of the Components product line within the Professional Indoor Product business area. In 2001, this operation had sales of approximately SEK 2,250m, of which approximately SEK 975m was external sales. The operation had about 1,950 employees. The divestment was made at approximately book value.

In June, an agreement was signed regarding divestment of Zanussi Metallurgica, the Group's metallurgical plant in Italy, which is part of the Components product line in the Professional Indoor Products business area. The operation had sales in 2001 of approximately SEK 1,300m, of which approximately SEK 600m was external sales. The operation has about 640 employees. The sale is expected to be completed as of July 31, 2002, and will not have any significant effect on the Group's income and financial position.

Acquisition

As of July 1, the Group acquired Diamant Boart International, a world- leading manufacturer and distributor of diamond tools and related equipment for the construction and stone industry. The purchase price was approximately SEK 1,700m. In 2001, the operation had sales of approximately SEK 2,500m and about 2,000 employees. The acquisition is expected to increase the Group's operating income by SEK 200m on an annual basis. The operation will be part of the Professional Outdoor Products business area, which in 2001 had sales of approximately SEK 1,300m in power cutters and diamond tools.

Ongoing restructuring and cost adjustments

The restructuring measures announced in 2001 are proceeding according to plan. The changes refer mainly to operations in components and major appliances, and include plant shutdowns as well as rationalization of sales organizations and administration.
See also Comments from the CEO, page 8.

Of the total provision of SEK 3,261m in 2001, approximately SEK 2,185m had been utilized as of June 30, 2002. Savings in the first half of 2002 amounted to approximately SEK 346m. Changes implemented to date have involved personnel cutbacks of approximately 2,940, of which approximately 1,870 were implemented in the first half of 2002.

Provisions in 2001, SEKm	Provision	Utilized up to Q2	Savings up to Q2	Estimated savings 2002	2003
Major appliances, Europe	997	317	77	206	552
Floor care, Europe	19	16	—	9	17
Garden products, Europe	157	76	23	51	96
Major appliances, North America	114	58	52	157	210
Major appliances, Rest of the world	40	20	22	38	47
Total Consumer Durables	1,327	487	174	461	922
Food-service equipment	168	156	37	89	89
Components	1,710	1,507	121	273	343
Other	56	35	14	33	36
Total	3,261	2,185	346	856	1,390

Parent company
Net sales for the parent company, AB Electrolux, for the first half of 2002 amounted to SEK 3,331m (3,641). Income after financial items was SEK 2,602m (518), which includes dividends from subsidiaries of SEK 3,975m (924).

Capital expenditure for the period was SEK 67m (71). Liquid funds at the end of the period amounted to SEK 7,668m (4,507), compared to SEK 4,281m at the end of 2001.

Repurchase of shares and reduction of share capital The Electrolux Board has authorized additional repurchase of own shares in accordance with the authorization by the Annual General Meeting in April 2002.

The Annual General Meeting authorized the Board of Directors to acquire and transfer own shares during the period up to the next Annual General Meeting. Shares of series A and/or B may be acquired on condition that after each transaction the company owns a maximum of 10% of the total number of shares.

Following the reduction of the share capital of AB Electrolux in May 2002, the company’s share capital consists of 10,000,000 A-shares and

328,712,580 B-shares, totaling 338,712,580 shares. Electrolux currently owns 9,148,000 previously repurchased B-shares, corresponding to 2.7% of the total number of shares.

No shares were repurchased during the second quarter.

Comments from the CEO
The Group achieved a substantial improvement in operating income and margin during the first half of 2002. The second quarter was particularly strong and the operating margin increased to 7.3% compared with 5.4% in 2001.

The US market showed a somewhat stronger upturn than expected, while demand in Europe was slightly weaker and in line with our expectations.

The majority of the Group's operations achieved higher income. The major part of the improvement in operating income was traceable to appliances in the US. This operation reported weak earnings in the first half of 2001 due to delivery problems and substantial costs related to the phase- in of a new generation of refrigerators.

Ongoing restructuring is proceeding according to plan and achieved the expected savings.

Consumer Durables outside Europe and North America reported positive income in the second quarter after a loss in the first quarter. Income for this business area, however, showed a marked downturn for the period as a whole.

Professional Indoor Products achieved an improvement in income, after adjustment for the divestment of the profitable Leisure operation. Professional Outdoor Products showed a continued positive trend in operating income and margin improved from a high level.

Strong improvement in income in North America
Operating income for Consumer Durables in North America in the second quarter increased by SEK 653m, which was almost twice the figure reported in 2001. Operating margin improved from 4.9% to 8.9%.

The Group benefited from the upturn in demand for appliances, as well as floor-care products and outdoor products. We also achieved an improved mix as regards appliances due to a larger proportion of new products. As mentioned above, the appliance operation reported weak earnings in the previous year when the problems within the refrigerator division had a negative impact on operating income by approximately SEK 600m, of which the major part referred to the second quarter.

Production in our two refrigerator factories in the US normalized at the end of 2001. Today, we produce more refrigerators than we did prior to the transition to the new range, and with fewer employees. These new products have been well received by the market. We have now regained the market share we lost in 2001, as a result of these setbacks. Furthermore, we have succeeded in increasing our share in the higher end, side-by-side, refrigerator segment, an area in which we lacked suitable products in the past.

Higher income for appliances in Europe
White goods in Europe also achieved a substantially improved operating income and higher margin, in spite of a difficult market environment and a continued decline of the German market. The Group had a continued positive trend in market share.

In Europe we are increasing our efforts to reduce complexity and increase the rate of product renewal. We have decided to reduce the number of product platforms by more than fifty percent. The first project which will reduce the number of platforms within dishwashers from 4 to 1 by the year 2004, will be initiated in September 2002. We will also continue to integrate processes and create a true pan-European structure.

During the first half of the year we introduced a larger number of new products than during the same period of the previous year, for example, a new front-loaded washer with improved performance and the highest AAA rating according to the EU standards for energy and water consumption. We also introduced a new dishwasher, Izzi, which combines simplicity in handling with an elegant design, and which is a good example of a product developed with the help of consumer panels and testing groups. Both products have sold very well in the markets in which they have been introduced.

Ongoing restructuring in accordance with plan
The ongoing restructuring measures are proceeding according to plan. These measures refer mainly to operations in components and major appliances, and include plant closures, as well as rationalization of sales organizations and administration.

To date we have utilized approximately 65% of the total provision of SEK 3.3 billion. Savings in the first half amounted to approximately SEK 340m. The major portion of the savings estimated for 2002 is expected to be achieved during the latter part of the year.

In the first half of the year, a compressor plant in North America was closed, as well as a plant for cookers in Norway and a small plant for washers in India. We are in the final negotiations with the labor representatives regarding closure of one plant for hobs and one plant for refrigerators in Germany. In accordance with previously determined structural changes, a vacuum cleaner plant in Germany is currently being closed, a process which will be finalized by September.

Greater efforts in product renewal and marketing
In recent years, we have improved the Group's internal efficiency and cost structure.
Group operations have been streamlined to fewer areas through divestment

of 19 operations with annual sales of more than SEK 27 billion. We have strengthened our market shares in core areas and improved our positions with the major retailers in both Europe and the US. Apart from 2001, when we suffered setbacks within the refrigerator division in the US, cash flow as well as income and profitability have improved steadily. The balance sheet has been strengthened and the Group has covered its cost of capital, WACC, since 1998.

Until now, the Group has focused primarily on sales volumes and costs. However, in order to create growth and increase our gross margin, we must invest greater efforts in product development and marketing. We spend less in these areas than several of our competitors.

Each time we launch a new product that meets a consumer need, we see that consumers are willing to pay a premium for that product. Therefore, we need to better understand consumer needs. From now on, each investment in a new product will be based on a clear consumer need.

More rapid product development based on consumer needs is also a prerequisite for our success in brand consolidation, and in building fewer and stronger brands.

Continued focus on structure and cost efficiency
Investing greater efforts in products and marketing does not imply that we can lose our focus on cost reduction. High cost efficiency is also a prerequisite for competing successfully in our highly competitive industry, and is also a necessity for further improving profitability in several areas.

Although we have achieved a great deal in recent years, there are still operations within the Group that are not creating value. These represent about one fourth of Group sales. One example is the components operation, but there are also countries as well as product areas that fall into this category. Our objective is of course to ensure that these businesses create sufficient value.

Some problem areas have been addressed by the restructuring measures initiated at the end of 2001. Within Components, which showed a significant loss in 2001, we have written down assets, closed manufacturing plants, as well as divested operations. We expect this operation to show a small positive result for the full year of 2002.

A number of operations, representing approximately 40% of sales, are creating value, but should be able to increase their value contribution. These operations generally have good market positions.

For both categories mentioned above, we need to continue to reduce costs and complexity, as well as improve the product offering.

In the remaining parts of the Group, we have strong market positions and good profitability. The challenge here is to find possibilities for continued profitable growth.

We are now in the process of establishing detailed 3-year plans at product line level for all our operations.

Short term priorities
I'm convinced that we can further improve our profitability and value creation in the Group. As I have mentioned on a number of occasions, our first ambition is to stabilize the Group's operating margin at the 6% level.

To achieve this, our main priorities are to:

- Fulfill ongoing structural changes and measures aimed at driving down costs and reduce complexity in the entire Group

- Take measures as regards those operations that are not creating value

- Ensure that we have sufficient resources and effective processes for stepping up efforts in product development and marketing

Today, large volumes and scale in production are not enough to be successful in our industry. We must also be among the top three suppliers to the main retailers, and even more so, we must be seen as the leader in the minds of the consumers. Electrolux must adapt and become a truly market-oriented company.

Expectations for the second half of 2002*)
Market demand during the second half of 2002 is expected to be generally flat in both Europe and North America compared with the same period in the previous year.

However, there is still uncertainty regarding consumer confidence and spending in the US. During both the third and fourth quarters comparison of industry shipments of appliances will be against strong quarters in 2001.

Notwithstanding expectations for flat market demand, and on the basis of the ongoing restructuring measures, as well as the costs related to the new refrigerator line in the US in 2001, the Group should achieve an improvement in operating income and value created for the second half of 2002, compared with the same period in 2001. Operating income and value creation for the full year of 2002 is thus expected to show a significant improvement, excluding items affecting comparability.

Stockholm, July 18, 2002

Hans Straberg
President and CEO

*) This statement is an adjustment to the expectations that were included in the Group's first quarter report issued on April 18, 2002, which stated: "Market demand in 2002 is expected to be generally flat compared with the previous year in both Europe and North America. However, there is still uncertainty regarding consumer confidence and spending, particularly in North America. Notwithstanding the above expectations for flat market demand, on the basis of the previously announced internal restructuring the Group should achieve an improvement in operating income and value creation for the full year 2002, excluding items affecting comparability."

Factors affecting forward-looking statements

This report contains "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals or targets of Electrolux for future periods and future business and financial plans. Actual results may differ materially from these goals and targets due to a variety of factors. These factors include, but may not be limited to the following; the success in developing new products and marketing initiatives, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates, and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals, competitive pressures to reduce prices, significant loss of business from major retailers, consumer demand, effects of current fluctuations and the effect of local economies on product demand.

Consolidated income statement, SEKm	**First half 2002**	**First half 2001**	**Second quarter 2002**	**Second quarter 2001**	**Full year 2001**
Net sales	70,804	71,129	37,224	37,459	135,803
Cost of goods sold	—	—	-28,462	-29,294	-105,654
				54,410	55,189
Selling expense	-8,769	-8,684	-4,565	-4,351	-17,806
Administrative expense	-2,922	-3,256	-1,471	-1,720	-5,790
Other operating income/expense	-75	-112	-4	-58	-131
Items affecting comparability	1,885	-3,888	—	—	-141
Operating income*		6,513	2,722	2,036	6,281
Margin, %	9.2	5.5	7.3	5.4	4.6
Financial items, net	-137	-637	-28	-284	-1,066
Income after financial items	6,376	3,251	2,694	1,752	5,215
Margin, %	9.0	4.6	7.2	4.7	3.8
Taxes	-1,589	—	-863	-569	-1,477
					1,056

Minority interests in net income	25	33	19	-21	132
Net income	4,812	2,228	1,850	1,162	3,870
* Including depreciation in the amount of:	-1,971	-2,013	-965	-1,028	-4,277
Net income per share, SEK	14.60	6.55	5.60	3.45	11.35
Number of shares after buy backs, million	329.6	341.1	329.6	341.1	329.6
Average number of shares after buy backs, million	329.6	341.1	329.6	341.1	340.1

Consolidated balance sheet, SEKm	**June 30 2002**	**June 30 2001**	**Full year 2001**
Assets			
Fixed assets	28,307	33,344	32,351
Inventories, etc.	16,599	19,660	17,001
Accounts receivable	26,754	29,065	24,189
Other receivables	6,827	7,837	8,532
Liquid funds	14,336	11,577	12,374
Total assets	92,823	101,483	94,447
Equity and liabilities			
Shareholders' equity	30,437	28,861	28,864
Minority interests	593	791	699
Interest-bearing liabilities and provisions	21,232	29,208	23,183
Non-interest-bearing liabilities and provisions	40,561	42,623	41,701
Total equity and liabilities	92,823	101,483	94,447
Contingent liabilities	1,587	1,336	1,220

Change in equity, SEKm	**First Half 2002**	**First half 2001**	**Full year 2001**
Opening balance	28,864	26,324	26,324
Dividend payment	-1,483	-1,365	-1,365
Repurchase of shares	—	—	-1,752
Translation differences	-1,756	1,674	1,787
Net income	4,812	2,228	3,870
Closing balance	30,43 7	28,86 1	28,86 4

Consolidated cash flow statement, SEKm

	First Half 2002	First Half 2001	Full Year 2001
Operations			
Income after financial items	6,376	3,251	5,215
Depreciation according to plan charged against above income	1,971	2,013	4,277
Provisions and capital gains/losses	-3,274	-448	-2,148
Taxes paid	-310	-578	-1,496
Changes in operating assets and liabilities			
Change in inventories	-1,247	-336	1,164
Change in accounts receivable	-4,641	-3,355	-50
Change in other current assets	580	1,133	146
Change in current liabilities and provisions	2,726	3,254	2,374
Cash flow from operations	2,181	4,934	9,482
Investments			
Investments in/divestments of operations	3,142	163	4,861
Capital expenditure	-1,468	-2,035	-4,195
Other	167	-159	547
Cash flow from investments	1,841	-2,031	1,213
Dividend	-1,483	-1,365	-1,365
Repurchase of shares	—	—	-1,752
Cash flow after dividends	2,539	1,538	7,578
Change in interest-bearing liabilities	-145	1,244	-4,059
Total cash flow	2,394	2,782	3,519
Liquid funds at beginning of year	12,374	8,422	8,422
Exchange-rate differences referring to liquid funds	-432	373	433
Liquid funds at end of period	14,336	11,577	12,374
Change in net borrowings			
Total cash flow excl. change in loans	2,539	1,538	7,578
Net borrowings at beginning of year	-10,809	-16,976	-16,976
Exchange-rate differences referring to net borrowings	1,374	-2,193	-1,411
Net borrowings at end of period	-6,896	-17,631	-10,809

Net sales by business area, SEKm	First half 2002	First half 2001	Second quarter 2002	Second quarter 2001	Full year
Consumer Durables					
Europe	23,137	22,147	11,896	11,246	47,200

Net sales by business area, SEKm	First half 2002	First half 2001	Second quarter 2002	Second quarter 2001	Full year
Consumer Durables					
North America	28,374	26,412	15,090	14,104	46,814
Rest of the world	7,694	7,462	4,257	4,229	14,976
Total Consumer Durables	59,205	56,021	31,243	29,579	108,990
Professional Products					
Indoor	6,061	9,621	3,032	5,037	17,073
Outdoor	5,454	5,217	2,907	2,692	9,452
Total Professional Products	11,515	14,838	5,939	7,729	26,525
Other	84	270	42	151	288
Total	70,804	71,129	37,224	37,459	135,803

Operating income by business area, SEKm	First half 2002	First Half 2001	Second quarter 2002	Second quarter 2001	Full Year 2001
Consumer Durables					
Europe	1,495	1,025	819	578	2,528
Margin, %	6.5	4.6	6.9	5.1	5.4
North America	2,214	1,492	1,338	685	1,814
Margin, %	7.8	5.6	8.9	4.9	3.9
Rest of the world	76	175	98	130	287
Margin, %	1.0	2.3	2.3	3.1	1.9
Total Consumer Durables	3,785	2,692	2,255	1,393	4,629
Margin, %	6.4	4.8	7.2	4.7	4.2
Professional Products					
Indoor	397	787	214	459	1,070
Margin, %	6.6	8.2	7.1	9.1	6.3
Outdoor	821	702	435	371	1,313
Margin, %	15.1	13.5	15.0	13.8	13.9
Total Professional Products	1,218	1,489	649	830	2,383
Margin, %	10.6	10.0	10.9	10.7	9.0
Common Group costs, etc.	-375	-293	-182	-187	-590
Items affecting comparability	1,885	—	—	—	-141
Total	6,513	3,888	2,722	2,036	6,281

Value creation, SEKm	First half 2002	First half 2001	Second quarter 2002	Second quarter 2001	Full Year
Consumer Durables					
Europe	896	378	522	245	1,172
North America	1,060	405	753	139	-297
Rest of the world	-538	-515	-192	-259	-1,023
Total Consumer Durables	1,418	268	1,083	125	-148
Professional Products					
Indoor	115	346	84	238	250
Outdoor	628	491	340	261	914
Total Professional Products	743	837	424	499	1,164
Common Group costs, etc.	-77	-423	-32	-232	-754
Total	2,084	682	1,475	392	262

Key ratios	First half 2002	First half 2001	Second quarter 2002	Second quarter 2001	Full Year
Net income per share, SEK1)	14.60	6.55	5.60	3.45	11.35

Key ratios	First half 2002	First half 2001	Second quarter 2002	Second quarter 2001	Full Year
Return on equity, %2)			32.0	16.0	13.2
Return on net assets, %3)			34.3	17.7	15.0
Net debt/equity ratio4)			0.22	0.59	0.37
Capital expenditure, SEKm	1,468	2,035	722	982	4,195
Average number of employees	83,600	88,500	84,100	88,200	87,139

1) Based on an average of 329.6 million (341.1) shares after stock buy- backs. See the income statement on page 12.
2) Annualized net income, expressed as a percentage of average equity.
3) Annualized operating income, expressed as a percentage of average net assets.
4) Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity.
Adjusted equity is defined as equity including minority interests.

Exchange rates in SEK	First half 2002	First half 2001	Full Year 2001
USD, average	10.17	10.15	10.35
USD, end of period	9.14	10.85	10.59
EUR, average	9.16	9.04	9.25
EUR, end of period	9.11	9.19	9.35
GBP, average	14.74	14.60	14.93
GBP, end of period	14.03	15.24	15.34

Quarterly data
Net sales and income

		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Net sales, SEKm	2002	33,580	37,224			
	2001	33,670	37,459	32,793	31,881	135,803

Quarterly data
Net sales and income

		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Operating income, SEKm	2002	3,791	2,722			
	Margin,%	11.3	7.3			
	20021)	1,906	2,722			
	Margin,%	5.7	7.3			
	2001	1,852	2,036	2,442	-49	6,281
	Margin,%	5.5	5.4	7.4	-0.2	4.6
	20012)	1,852	2,036	1,085	1,449	6,422
	Margin,%	5.5	5.4	3.3	4.5	4.7
Income after financial items, SEKm	2002	3,682	2,694			
	Margin,%	11.0	7.2			
	20021)	1,797	2,694			
	Margin,%	5.4	7.2			
	2001	1,499	1,752	2,202	-238	5,215
	Margin,%	4.5	4.7	6.7	-0.7	3.8
	20012)	1,499	1,752	845	1,260	5,356
	Margin,%	4.5	4.7	2.6	4.0	3.9
Net income, SEKm	2002	2,962	1,850			
	20021)	1,228	1,850			
	2001	1,066	1,162	1,928	-286	3,870
	20012)	1,066	1,162	596	950	3,774
Net income per share, SEK	2002	9.00	5.60			
	20021)	3.75	5.60			
	2001	3.10	3.45	5.65	-0.85	11.35
	20012)	3.10	3.45	1.75	2.80	11.10
Value creation, SEKm	2002	609	1,475			
	2001	290	392	-453	33	262

1) Exclusive of items affecting comparability of SEK 1,885m in 2002.

2) Exclusive of items affecting comparability of SEK -141m in 2001.

Net sales by business area, SEKm

		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	2002	11,241	11,896			
	2001	10,901	11,246	12,237	12,816	47,200
North America	2002	13,284	15,090			
	2001	12,308	14,104	11,154	9,248	46,814
Rest of the world	2002	3,437	4,257			
	2001	3,233	4,229	3,509	4,005	14,976
Total Consumer Durables	2002	27,962	31,243			
	2001	26,442	29,579	26,900	26,069	108,990
Professional Products,	2002	3,029	3,032			
Indoor	2001	4,584	5,037	3,829	3,623	17,073
Professional Products, 2002		2,547	2,907			
Outdoor	2001	2,525	2,692	2,108	2,127	9,452

Net sale by business area, SEKm

		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Consumer Durables						
Total Professional	2002	5,576	5,939			
Products	2001	7,109	7,729	5,937	5,750	26,525

Operating income by business area, SEKm

		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	2002	676	819			
	Margin,%	6.0	6.9			
	2001	447	578	585	918	2,528
	Margin,%	4.1	5.1	4.8	7.2	5.4
North America	2002	876	1,338			
	Margin,%	6.6	8.9			
	2001	807	685	188	134	1,814
	Margin,%	6.6	4.9	1.7	1.4	3.9
Rest of the world	2002	-22	98			
	Margin,%	-0.6	2.3			
	2001	45	130	21	91	287
	Margin,%	1.4	3.1	0.6	2.3	1.9
Professional Products, Indoor	2002	183	214			
	Margin,%	6.0	7.1			
	2001	328	459	176	107	1,070
	Margin,%	7.2	9.1	4.6	3.0	6.3
Professional Products, Outdoor	2002	386	435			
	Margin,%	15.2	15.0			
	2001	331	371	280	331	1,313
	Margin,%	13.1	13.8	13.3	15.6	13.9
Common Group costs, etc.	2002	-193	-182			
	2001	-106	-187	-165	-132	-590
Items affecting	2002	1,885	—			
comparability	2001	—	—	1,357	-1,498	-141

This report has not been audited.

Financial reports in 2002
Nine-months report October 22

Financial information from Electrolux is also available at www.electrolux.com/ir.

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2001, Electrolux had sales of SEK 135.8 billion and 87,000 employees.

Further information
Electrolux Press Hotline is available at +46 8 657 65 07.

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